

Office of International Corporation Financ
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA



03029850

4 September 2003
Ref: IR/ L0117.-

Vodafone-Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone-Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Sincerely yours,

Maria Kaini
Investor Relations Officer

Enclosures:
- Vodafone-Panafon Annual General Meeting Agenda

Shareholders invitation to the Annual General Meeting of the Societe Anonyme under the name "VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A." and distinctive title "VODAFONE-PANAFON"

Following the Board of Directors resolution on 3rd September 2003, and according to the provisions of the Greek Law for limited stock companies no. 2190/1920, and the Company's Articles of Association, Vodafone-Panafon S.A. Shareholders are invited to attend the Annual General Meeting. The Meeting will take place according to the approval K2-10341/1-8-2003 of the Minister of Development and Article 25 of CL 2190/20, on Tuesday, September 30th 2003, at 13.00 h, at the GRAND BRETAGNE hotel, Vas. Georgiou A1, Athens, "Grand Ballroom". The items of the agenda of the Annual General Meeting are as follows:

Items of the Agenda of the Annual General Meeting of the Shareholders of VODAFONE-PANAFON to be held on September 30th 2003

1) Submission for approval of the Annual Financial Statements of the Company of the 10th fiscal year (1-4-2002/31-3-2003), the Management Report of the BoD for the abovementioned fiscal year and the Report of the Certified Auditors.

2) Submission for approval of the consolidated financial statements of the Company for the period from 1-4-2002 to 31-3-2003, and the relevant Management Report of the BoD and the Certified Auditors.

3) Release of the Members of the BoD and the Auditors of the Company from any responsibility for compensation for the financial statements, the management of the Company and the combined financial statements for the fiscal year from 1-4-2002 to 31-3-2003.

4) Distribution of Share Dividends for the fiscal year from 1-4-2002 to 31-3-2003.

5) Submission for approval of the financial statements of the absorbed companies: a) "TETOMA COM S.A." for the fiscal year from 1-1-2001 to 30-6-2001, b) "PANAFON MULTIMEDIA S.A." for the fiscal year from 1-1-2001 to 30-6-2001, c) PANAFON SERVICES S.A." for the fiscal year from 1-4-2001 to 31-3-2002, d) "IDEAL TELECOM S.A." for the fiscal year from 1-4-2002 to 30-9-2002, e) "VIZZAVI (HELLAS) S.A." for the fiscal year from 1-1-2002 to 31-1-2003, the Management Reports of the BoD for the abovementioned fiscal year and the Certified Auditors.

6) Release of the members of the BoD and the Auditors from any responsibility for compensation for the financial statements and the management of the absorbed companies a) "TETOMA COM S.A." for the fiscal year from 1-1-2001 to 30-6-2001,

b) "PANAFON MULTIMEDIA S.A." for the fiscal year from 1-1-2001 to 30-6-2001, c) "PANAFON SERVICES S.A." for the fiscal year from 1-4-2001 to 31-3-2002, d) "IDEAL TELECOM S.A." for the fiscal year from 1-4-2002 to 30-9-2002, e) "VIZZAVI (HELLAS) S.A." for the fiscal year from 1-1-2002 to 31-1-2003.

7) Election of regular and substitute Certified Auditors for the fiscal year from 1-4-2003 to 31-3-2004 for the financial statements, as well as approval of their remuneration.

8) Approval of the remuneration of the employed Members of the BoD of the fiscal year from 1-4-2002 to 31-3-2003, as well as approval of their remuneration for the current fiscal year.

9) Approval of the participation of the Members of the BoD to other companies with similar objectives.

10) Approval of the expenses incurred for the installation of Base Stations.

11) Approval of the agreements to be concluded between VODAFONE-PANAFON and INTRACOM S.A.

12) Decision for the non-conversion of the granted under conditions stock options by the Annual General Meeting of 28/9/2000, to definite stock rights.

13) Announcements and other items.

Shareholders and / or their authorised attorneys in order to have the right to vote at the Annual General Meeting must, according to the Greek Law and the Company's Articles of Association, declare the number of the dematerialized shares they wish to bind, to the dealer of their account (security house, or the Greek Central Securities Depository in the case that they have deposited their shares with it), and acquire a receipt verifying the binding of their shares five (5) days before the Annual General Meeting, and must deposit their proxies with the Company within the same deadline.

Note: Shareholders that have dematerialised their shares will be accepted at the Annual General Meeting only if they provide receipts verifying the binding of their shares that were issued in due time (5 days before the AGM).

Marousi, 3/9/2003
The Board of Directors